UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

MERIDIAN WASTE SOLUTIONS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

58985L118

(CUSIP Number)

JAMES L. PAUL, 191 PEACHTREE ST. N.E., 46TH FLOOR, ATLANTA, GEORGIA 30303 (404) 658-5468

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

APRIL 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58985L118	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WALTER H. HALL, JR.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,031,260*
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,031,260*
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,260*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.735%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Subject to Shareholder Approval as described in Item 3 and Item 5(c)

CUSIP No. 58985L118	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The statement (“Statement”) relates to shares of common stock, $0.025 par value per share (the “Common Stock”), of Meridian Waste Solutions, Inc., a New York corporation, which is in the process of being changed to Attis Industries, Inc. (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 12540 Broadwell Road, Suite 3104, Milton, Georgia 30004.

Item 2. Identity and Background.

The Statement is being filed by Walter H. Hall, Jr. (“Mr. Hall”). Mr. Hall is the former President, Chief Operating Officer and Director of the Issuer with an address at 1051 Ridge Grove Court, Greensboro, Georgia 30642.

During the last five years, Mr. Hall has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 3, 2016 and April 21, 2017, the Issuer issued 100,000 shares and 75,350 shares, respectively, of its common stock to Mr. Hall received as compensation for services performed for the Issuer.

On April 20, 2018, the Issuer issued an option to acquire up to 857,910 shares of common stock of Attis Industries, Inc. (“Attis”). The options to purchase 857,910 shares of common stock of Attis have a five year term, are fully vested and were issued in accordance with Mr. Hall’s Resignation and Employment Agreement Termination Agreement (the “Resignation Agreement”). Because Attis does not have a sufficient number of shares available under Attis’ 2016 Equity and Incentive Plan, (i) the exercise of the option is subject to approval by the shareholders of Attis (“Shareholder Approval”) pursuant to Nasdaq Listing Rule 5635(c), and (ii) the option is exercisable until the later of (a) the five year anniversary of the date on which Shareholder Approval is obtained and (b) the five year anniversary of the issue date of the option.

Item 4. Purpose of Transaction.

Except in connection with the Resignation and Employment Agreement Termination Agreement and in accordance with the terms and conditions thereof, Mr. Hall does not have any current plans or proposals which relate to or would result in: (a) the acquisition by Mr. Hall of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)       As of the date hereof, Mr. Hall beneficially owns 1,031,260 shares of the issued and outstanding common stock of the Issuer, comprised of: (i) 175,350 shares of common stock owned directly by Mr. Hall; and (ii) 857,910 shares, based on the assumed exercise of options having a $1.06 per share exercise price for a period of five years owned directly by Mr. Hall. Therefore, in the aggregate, Mr. Hall may cast 1,031,260 of 17,981,326 votes, equivalent to approximately 5.735%.

(b)       Mr. Hall holds sole voting and dispositive power over the Shares as issued to him.

CUSIP No. 58985L118	13D	Page 4 of 5 Pages

(c)       Other than as disclosed below, there were no transactions by Mr. Hall in the Issuer’s common stock during the last 60 days.

On April 20, 2018, the Issuer issued an option to acquire up to 857,910 shares of common stock of Attis. The option to purchase 857,910 shares of common stock of Attis have a five year term, are fully vested and were issued in accordance with the Resignation Agreement. Because Attis does not have a sufficient number of shares available under Attis’ 2016 Equity and Incentive Plan, (i) the exercise of the option shall be subject to Shareholder Approval pursuant to Nasdaq Listing Rule 5635(c), and (ii) the option shall be exercisable until the later of (a) the five year anniversary of the date on which Shareholder Approval is obtained and (b) the five year anniversary of the issue date of the option.

(d)       No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Hall.

(e)       Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Resignation Agreement, Mr. Jeffrey Cosman (“Mr. Cosman”) represents that he owns or controls voting stock sufficient to satisfy the Shareholder Approval (the “Control Shares”) and that he will not transfer any of the Control Shares in the Company until the Shareholder Approval is effective. Mr. Cosman further covenants that he will vote the Control Shares in favor of the resolutions submitted to the shareholders of the Company for Shareholder Approval.

To the knowledge of Mr. Hall, there are no other contracts, agreements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withhold of proxies between Mr. Hall and/or any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The Resignation Agreement is attached hereto as an Exhibit.

CUSIP No. 58985L118	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Walter H. Hall, JR.
WALTER H. HALL, JR.

April 30, 2018

Exhibit 1

RESIGNATION AND EXECUTIVE EMPLOYMENT AGREEMENT TERMINATION AGREEMENT

This RESIGNATION AND EXECUTIVE EMPLOYMENT AGREEMENT TERMINATION AGREEMENT (the “Agreement”) is made and entered into as of April 20, 2018 (the “Effective Date”), by and among Meridian Waste Solutions, Inc., a New York corporation (the “Company”), Walter H. Hall, Jr., an individual (the “Executive” and, together with the Company, the “Parties” and each, a “Party”) and solely with respect to Section 3(g)(ii) hereof, Jeffrey S. Cosman (“Cosman”).

WITNESSETH:

WHEREAS, Executive serves as President and Chief Operating Officer of the Company pursuant to that certain Amended and Restated Executive Employment Agreement, dated August 15, 2017, between the Parties (the “Employment Agreement”);

WHEREAS, the Company, Meridian Waste Operations, Inc. (the “Seller” and together with the Company, the “Seller Parties”) and Jeffrey S. Cosman are parties to that certain Equity Securities Purchase Agreement with Meridian Waste Acquisitions, LLC (the “Buyer”), dated February 20, 2018 (the “ESPA”);

WHEREAS, pursuant to the ESPA, Buyer will acquire all of the membership interest of each of the direct wholly-owned subsidiaries of Seller (collectively, the “Acquired Parent Entities”), comprising, with the Acquired Parent Entities’ subsidiaries, Seller Parties’ solid waste management business and constituting all of the assets of Seller Parties (the “Transaction”);

WHEREAS, on or about the date hereof, the Seller Parties have sold all of its solid waste management business constituting substantially all of its assets;

WHEREAS, Executive desires to resign from employment by the Company as a result of the sale of substantially all assets of the Seller Parties;

WHEREAS, pursuant to Section 7(d)(1) of the Employment Agreement in the event the Company sells all or substantially all of its assets and the Executive is not retained or otherwise has his employment terminated (a “Change in Control”), then Executive has the right to terminate his employment and receive (i) salary continuation through the end of the term of the Employment Agreement (the “Term”), (ii) vacation, expense reimbursement, health care, disability insurance and other benefits through the end of the Term and (iii) acceleration of vesting of all options granted to Executive to purchase shares of common stock of the Company and continuation of the exercise period until the end of the term of such stock option (items (i)-(iii) collectively, the “Change in Control Payments”);

WHEREAS, as a condition of closing the Transaction, the Executive and Buyer shall enter into an employment agreement for Executive’s services (the “New Employment Agreement”); and

WHEREAS, in connection with the consummation of the Transaction and the Executive’s execution of the New Employment Agreement, Executive desires to resign all positions with the Company effective upon the consummation of the Transaction, including his positions as a Director of the Company and as President and Chief Operating Officer of the Company and the Parties desire to terminate the Employment Agreement (subject to such obligations under the Employment Agreement that shall survive such termination).

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	RESIGNATION

Upon the consummation of the Transaction and as a result of the transaction constituting a sale of substantially all assets of the Seller Parties, Executive hereby resigns from any and all positions with the Company, including but not limited to, as a director of the Company and the office of President and Chief Operating Officer. Executive and the Company further agree that upon the consummation of the Transaction, the Employment Agreement is hereby terminated under Paragraph 7(e) of the Employment Agreement, and shall be of no further force and effect (subject to such obligations under the Employment Agreement that shall survive such termination, with the exception of Paragraphs 8-9, which are hereby terminated and shall not survive the consummation of the Transaction, and the Company hereby waives all its rights under Paragraphs 8-9 of the Employment Agreement). Executive acknowledges that in consideration of the New Employment Agreement and the promises contained herein, such resignation and termination provided above waives any right the Executive may have to Change in Control Payments. The Company acknowledges and agrees that the Executive’s resignation is not a termination by the Company for cause or otherwise and further waives any rights under Paragraph 7(f) of the Employment Agreement to recoup the Initial Shares (as such term is defined in the Employment Agreement). Except as expressly set forth in this Agreement, the respective rights and obligations of Executive and the Company shall be governed exclusively by this Agreement.

2.	ACCRUED SALARY, REIMBURSEMENT OF BUSINESS EXPENSES, DELIVERY OF STOCK AND VESTING OF STOCK

On, April 20, 2018 the next regular payroll date, Executive shall be paid his accrued and unpaid salary through and including the date of the consummation of the Transaction. Executive also shall be entitled to reimbursement of business expenses incurred by him prior to the date of this Agreement in accordance with the expense reimbursement policy of the Company to which Executive was subject immediately prior to the date of this Agreement. In addition, subject to approval by the Board of Directors of the Company (or an authorized committee thereof), immediately prior to Executive’s termination of employment pursuant to paragraph 1, Executive shall be awarded an option to acquire up to 857,910 shares of the Company’s common stock (the “Stock Option”), which includes for such purposes the issuance of a stock option to acquire up to 732,910 shares of the Company’s common stock pursuant to Paragraph 3(b)(ii) of Executive’s Employment Agreement, which Stock Option shall be made fully vested simultaneously with delivery and may be exercised at a strike price of $1.06 per share. Notwithstanding the foregoing, (i) the exercise of the Stock Option shall be subject to approval by the shareholders of the Company (“Shareholder Approval”) pursuant to Nasdaq Listing Rule 5635(c), and (ii) the Stock Option shall be exercisable until the later of (a) the five year anniversary of the date on which Shareholder Approval is obtained and (b) the five year anniversary of the issue date of the Stock Option. Executive waives any other right the Executive may have to further payments under the Employment Agreement (other than as set forth herein or pursuant to Paragraph 10 of the Employment Agreement), including Paragraph 7(e) of the Employment Agreement.

2

3.	MISCELLANEOUS PROVISIONS.

(a)           This Agreement shall be binding upon the parties and their respective heirs, legal representatives, and successors. The rights, obligations, duties and interests of the Company hereunder may be assigned to a successor business or successor business entity that is not a subsidiary or affiliate of the Company without the Executive’s prior written consent; provided, however, that in either case the assignee continues the same business of the Company and agrees in writing to be bound by the terms of this Agreement. The rights, interests and obligations of Executive are non-assignable.

(b)          If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall affect only such provision and shall not in any manner affect or render invalid or unenforceable any other severable provision of this Agreement, and this Agreement shall be carried out as if any such invalid or unenforceable provision were not contained herein.

(c)           The captions and headings contained in this Agreement are for convenience only and shall not be construed as a part of this Agreement.

(d)          Wherever it appears appropriate from the context, each term stated in this the singular or the plural shall include the singular and the plural.

(e)           The Parties hereto agree that they will take such action and execute and deliver such documents as may be reasonably necessary to fulfill the terms of this Agreement.

(f)           Executive acknowledges and understands that Executive has the right to discuss all aspects of this Agreement with an attorney of Executive’s choosing and that, although whether to consult with an attorney or not is Executive’s decision, the Company encourages Executive to do so. By signing this Agreement, Executive acknowledges and agrees that he is entering into this Agreement knowingly and voluntarily and that Executive has exercised the right to consult with an attorney to the full extent Executive desired.

(g)          Shareholder Approval Action.

(i)       The Company represents that it will seek Shareholder Approval of issuance of the securities issuable upon exercise of the Stock Option, by seeking such approval either: (1) at a meeting of the shareholders of the Company; or (2) by a written consent of Shareholders (collectively, “Shareholder Approval Action”) which Shareholder Approval Action will be sought on or before December 31, 2018.

3

(ii) Cosman hereby represents that he owns or controls voting stock sufficient to satisfy the Shareholder Approval Action in the Company (the “Control Shares”) and that he will not transfer any of the Control Shares in the Company until the Shareholder Approval Action is effective. Cosman further covenants that he will vote the Control Shares in favor of the resolutions submitted to the shareholders of the Company in the Shareholder Approval Action.

4.            Governing Law. The Agreement shall be construed in accordance with the laws of the State of New Jersey and any dispute under this Agreement will only be brought in the state and federal courts located in the State of New Jersey.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

4

IN WITNESS WHEREOF, the parties hereto have executed this Resignation and Executive Employment Agreement Termination Agreement on the date first above written.

MERIDIAN WASTE SOLUTIONS, INC.

By:	/s/ Jeffrey S. Cosman
Name:	Jeffrey S. Cosman
Title:	Chief Executive Officer

EXECUTIVE

By:	/s/ Walter H. Hall
Walter H. Hall, an individual

Solely with respect to Section 3(g)(ii) hereof:

JEFFREY S. COSMAN

/s/ Jeffrey S. Cosman
Name: Jeffrey S. Cosman

SIGNATURE PAGE TO RESIGNATION AND EXECUTIVE EMPLOYMENT AGREEMENT TERMINATION AGREEMENT

5